SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                             Blue Rhino Corporation
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                    095811105
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                                 (CUSIP Number)

                             Ferrell Companies, Inc.
                                One Liberty Plaza
                             Liberty, Missouri 64068
                            Attention: Kevin T. Kelly
                Senior Vice President and Chief Financial Officer
                                  816.792.1600

                                 with a copy to:

                                  David L. Ronn
                          Mayer, Brown, Rowe & Maw LLP
                            700 Louisiana Suite 3600
                              Houston, Texas 77002
                                  713.546.0525
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 8, 2004
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             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box __

                         (Continued on following pages)

CUSIP No.: 095811105             SCHEDULE 13D

1          NAME OF REPORTING PERSONS   Ferrell Companies, Inc.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  __
                                                                  (b)  __
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3          SEC USE ONLY
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4          SOURCE OF FUNDS
                      OO (See Item 3)
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5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                               __
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6          CITIZENSHIP OR PLACE OF ORGANIZATION
                      Kansas
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                            7        SOLE VOTING POWER
                                     0
                            ----------------------------------------------------

NUMBER OF                   8        SHARED VOTING POWER
SHARES                               4,793,825 shares of Common Stock
SHARES                      ----------------------------------------------------
BENEFICIALLY
OWNED BY                    9        SOLE DISPOSITIVE POWER
EACH                                 0
REPORTING                   ----------------------------------------------------
PERSON
                            10       SHARED DISPOSITIVE POWER
                                     0
                            ----------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      4,793,825 shares of Common Stock
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES                                   __
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      26.8% of the shares of Common Stock1
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1 Based on the number of shares of common  stock  outstanding  as of January 30,
2004, as disclosed by Blue Rhino Corporation in the Agreement and Plan of Merger dated as of February 8, 2004 by and among FCI Trading Corp., Diesel Acquisition LLC, Ferrell Companies, Inc. and Blue Rhino Corporation.

Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have ultimate beneficial ownership of such shares as a result of the Voting

14         TYPE OF REPORTING PERSON
                      CO
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Agreement  described  in Items 3, 4, 5 and 6 hereof  by and  among  FCI  Trading
Corp.,  a  wholly-owned   subsidiary  of  the  reporting  person,   and  certain
stockholders of Blue Rhino Corporation. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either Ferrell Companies, Inc. or FCI Trading Corp. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the "Company Common Stock"), of Blue Rhino Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement on Schedule 13D is being filed by Ferrell Companies, Inc., a Kansas corporation ("FCI"). The address of FCI's principal business and principal office is One Liberty Plaza, Liberty, Missouri 64068.

     The principal business of FCI is the ownership of (i) the general partner of Ferrellgas Partners, L.P. and Ferrellgas, L.P. and (ii) approximately 45% of the outstanding common units of Ferrellgas Partners, L.P.


     Information  with  respect to the persons  specified  in  Instruction  C of
Schedule 13D is set forth on Schedule A attached hereto and incorporated herein by reference.

     Neither FCI nor, to the knowledge of FCI, any of the individuals listed in Schedule A, has during the past five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither FCI nor, to the knowledge of FCI, any of the individuals listed in Schedule A, has during the past five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     FCI has entered into an Agreement and Plan of Merger dated as of February 8, 2004 (the "Merger Agreement"), by and among FCI Trading Corp., Diesel Acquisition LLC ("Merger Sub"), FCI and the Company. Pursuant to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation of the Merger. Each outstanding share of Company Common Stock will be converted into the right to receive a cash payment of $17.00.

     As an inducement for FCI, FCI Trading Corp. and Merger Sub to enter into the Merger Agreement, each of Billy D. Prim, Andrew J. Filipowski, Malcom R. McQuilkin, Camden Partners Strategic Fund II-A, L.P., Camden Partners Strategic Fund II-B, L.P. and Strategic Associates, L.P. (each a "Stockholder" and, collectively, the "Stockholders") entered into a Voting Agreement dated as of February 8, 2004 (the "Voting Agreement"), with and for the benefit of FCI Trading Corp., whereby the Stockholders agreed to vote in favor of the Merger and to approve and adopt the Merger Agreement and the transactions contemplated thereby. An aggregate of 4,793,825 shares of Company Common Stock are subject to the terms of the Voting Agreement.

     No additional consideration was paid to the Stockholders in connection with their execution and delivery of the Voting Agreement separate and apart from the consideration to such Stockholders pursuant to the Merger and the transactions related thereto. None of the persons listed on Schedule A hereto will contribute any funds or other consideration towards the beneficial ownership of the shares of Company Common Stock reported in this statement.

     No funds were borrowed or otherwise obtained for the purpose of acquiring the beneficial ownership of, holding, trading or voting, the shares of Company Common Stock pursuant to the Voting Agreement as reported in this statement.

     For a description of the Voting Agreement, see "Item 4. Purpose of the Transaction" below. References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement set forth herein are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, the terms of each of which are incorporated herein by reference to Exhibit 1 and
Exhibit 2 respectively.

ITEM 4.  PURPOSE OF TRANSACTION.

     The information concerning the Merger contained in Item 3 is incorporated herein by reference.

     Pursuant to the Voting Agreement, each Stockholder has agreed, among other things, during any time prior to the effective time of the Merger while the Voting Agreement is in effect, to vote or to cause to be voted, or provide a consent with respect to, all shares of Company Common Stock beneficially owned by such Stockholder that are subject to the Voting Agreement (the "Owned Shares"), at any annual or special meeting of stockholders of the Company or action by written consent where such matters arise (i) in favor of the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement;
(ii) against any action or agreement that would (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of the Stockholders under the Voting Agreement or (B) impede, interfere with, delay, postpone or adversely affect the Merger or the transactions contemplated by the Merger Agreement or the Voting Agreement; and (iii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement and the Voting Agreement):
(I) any extraordinary corporate transaction, such as a recapitalization, merger, consolidation or other business combination involving the Company and/or any of its subsidiaries (the "Subject Companies"), (II) any sale, lease or transfer of a material amount of the assets or business of the Subject Companies; and (III) any other action that is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement or the Voting Agreement or the contemplated economic benefits of any of the foregoing.

     Pursuant to the Voting Agreement, each Stockholder has agreed to grant, at the request of the Company, an irrevocable proxy to vote or, if applicable, to give consent with respect to, all of such Stockholder's Owned Shares, with regard to any of the matters referred to in the immediately preceding paragraph. In addition, each Stockholder has agreed not to, directly or indirectly, sell, transfer, grant any proxies or powers of attorney, pledge or otherwise dispose of such Stockholder's Owned Shares, or take any action in his or its capacity as a Stockholder that would make any representation or warranty of the Stockholders contained in the Voting Agreement untrue or incorrect or would result in a breach by the Stockholders of their obligations under the Voting Agreement or a breach by the Company of its obligations under the Merger Agreement.

     The purpose of entering into the Voting Agreement was to induce FCI, FCI Trading Corp. and Merger Sub to enter into the Merger Agreement and to facilitate the approval of the Merger Agreement.

     FCI may determine at a future date to adopt plans or intentions different from those set forth herein, to the extent permitted by the Merger Agreement.

     The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, the terms of each of which are incorporated herein by reference to Exhibit 1 and Exhibit 2 respectively.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The  number  of  shares of  Company  Common  Stock  subject  to the  Voting
Agreement   is  4,793,825,   which,   according  to  the  Company,   represents
approximately 26.8% of the aggregate number of shares of the Company Common Stock issued and outstanding as of January 30, 2004. Accordingly, FCI, as the 100% owner of the equity interests of FCI Trading Corp., may be deemed a beneficial owner of those shares of Company Common Stock. Neither FCI nor FCI Trading Corp. has sole or shared dispositive power over the shares of Company Common Stock subject to the Voting Agreement, and each disclaims any beneficial ownership of the shares of Company Common Stock subject to the Voting Agreement.

     Except as may be set forth in this statement, neither FCI nor FCI Trading Corp. (i) beneficially own any shares of Company Common Stock or (ii) have been a party to any transaction in Company Common Stock during the past sixty (60) days. Except as set forth in this statement, to the knowledge of FCI, no other persons other than the Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

     The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, the terms of each of which are incorporated herein by reference to Exhibit 1 and Exhibit 2 respectively.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between FCI or FCI Trading Corp. and any other person with respect to any securities of the Company other than the following:

          (a) the Merger Agreement, under which, among other things, Merger Sub will merge with and into the Company, as a result of which the Company will become a wholly-owned subsidiary of FCI Trading Corp. The information contained in Items 3 and 4 is incorporated herein by this reference.

          (b) the Voting Agreement. The information contained in Items 3 and 4 is incorporated herein by this reference.

     The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement, the terms of each of which are incorporated herein by reference to Exhibit 1 and Exhibit 2 respectively.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit         Exhibit Description
-------         -------------------
1               Agreement and Plan of Merger dated as of February 8, 2004, by and among FCI Trading Corp., Diesel Acquisition LLC, Ferrell
                Companies, Inc. and Blue Rhino Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Blue Rhino Corporation on February 9, 2004).

2 Voting Agreement dated as of February 8, 2004, among FCI Trading Corp., Billy D. Prim, Andrew J. Filipowski, Malcolm R. McQuilkin, Camden Partners Strategic Fund II-A, L.P., Camden Partners Strategic Fund II-B, L.P. and Strategic Associates, L.P. (incorporated by reference to Exhibit 99.10 to the Current Report on Form 8-K filed by Blue Rhino Corporation on February 9, 2004).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 FERRELL COMPANIES, INC.


                                           By:   /s/ Kevin T. Kelly
                                                 -------------------------------
                                           Name:     Kevin T. Kelly
                                           Title:    Senior Vice President
                                                     and Chief Financial Officer




Dated: February 17, 2004

                                   SCHEDULE A

              ADDITIONAL INFORMATION REGARDING THE REPORTING PERSON

                               Directors
                               ---------

Name and Citizenship                   Present Business Address               Present Principal Occupation

James E. Ferrell                       One Liberty Plaza                      Chairman, President and Chief
USA                                    Liberty, Missouri 64068                Executive Officer of Ferrellgas, Inc.
                                                                              and Ferrell Companies, Inc.

William K. Hoskins                     One Liberty Plaza                      Managing Partner of Resolution
USA                                    Liberty, Missouri 64068                Counsel, LLP, President of Hoskins &
                                                                              Associates,
                                                                              as well as the  Managing  Partner of
                                                                              Hoskins  Group,  LP

A. Andrew Levison                      One Liberty Plaza                      Chairman of Levison & Co., LLC
USA                                    Liberty, Missouri 64068

John R. Lowden                         One Liberty Plaza                      President of
USA                                    Liberty, Missouri 64068                NewCastle Partners, LLC

Michael F. Morrissey                   One Liberty Plaza                      Retired
USA                                    Liberty, Missouri 64068

Elizabeth T. Solberg                   One Liberty Plaza                      Regional  President and Senior Partner
USA                                    Liberty, Missouri 64068                of Fleishman-Hillard,  Inc.

                               Executive Officers
                               ------------------

Name                                   Present Business Address               Present Principal Occupation

James E. Ferrell                       One Liberty Plaza                      President and Chief Executive Officer
USA                                    Liberty, Missouri 64068

Patrick J. Chesterman                  One Liberty Plaza                      Executive Vice President and Chief
USA                                    Liberty, Missouri 64068                Operating Officer

Kenneth A. Heinz                       One Liberty Plaza                      Senior Vice President, Corporate
USA                                    Liberty, Missouri 64068                Development

Kevin T. Kelly                         One Liberty Plaza                      Senior Vice President and Chief
USA                                    Liberty, Missouri 64068                Financial Officer

Ron M. Logan, Jr.                      One Allen Center                       Senior Vice President, Ferrell North
USA                                    500 Dallas, Suite 2700                 America
                                       Houston, Texas 77002

Patrick J. Walsh                       One Liberty Plaza                      Chief Transformation Officer
USA                                    Liberty, MO 64068

